WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com

N E W S R E L E A S E

October 26, 2006
Toronto Stock Exchange (Venture) Symbol: "WND"
NASDAQ OTC: Symbol: "WNDEF"
Issued and Outstanding: 23,760,789

$20 MILLION BROKERED PRIVATE PLACEMENT AND PROJECT DEBT FINANCING

Western Wind Energy is pleased to announce that it has negotiated both a private placement for 6 million units of the common stock of Western Wind Energy at a price of $1.20 per unit and is also in the midst of advanced negotiations with several senior financial institutions for a further US $14 million in long-term project financing with the proceeds allocated to repay the short-term loan provided by Pacific Hydro Limited. Pacific Hydro Limited is an insider, related party and control person of Western Wind Energy Corporation.

Upon successful completion of the definitive loan agreements, Western Wind Energy Corporation will announce the terms and conditions of the long-term project debt facility. The above private placement of 6 million units at $1.20 will consist of one (1) common share in the capital of Western Wind Energy and one (1) share purchase warrant entitling the holder to purchase one (1) additional common share at a price of $1.30 for a two-year period.

Proceeds of the private placement will be for the land acquisition program in California previously announced in a news release dated October 24, 2006 and for general working capital.
There will be a finder's fee payable to Sanders Wealth Management.

Western Wind Energy currently produces clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 189.4 megawatts from the sale of wind energy electrical generation, to three separate utilities. Western Wind Energy was the first to execute a "wind" PPA in the Province of New Brunswick, Canada, the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 25year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS
"SIGNED"
Jeffrey J. Ciachurski
Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.